Exhibit 99.3

Company announcement	Orphazyme A/S
No. 58/2020	Ole Maaløes Vej 3
DK-2200 Copenhagen N
www.orphazyme.com
Company Registration No. 32266355

Orphazyme files final prospectus in connection with a global offering, consisting of initial public offering of American Despositary Shares in the United States and concurrent private placement of ordinary shares in Europe

▪	Orphazyme has filed a final prospectus in connection with the initial public offering of American Depositary Shares in the United States

Copenhagen, Denmark, September 30, 2020 (CET) – With reference to company announcements no. 52/2020, no. 54/2020 and no. 55/2020, Orphazyme A/S (ORPHA.CO) (“Orphazyme”), a late-stage biopharmaceutical company pioneering the Heat-Shock Protein response for the treatment of neurodegenerative orphan diseases, announces that it has filed a final prospectus with the U.S. Securities and Exchange Commission (the “SEC”) for the global offering of 7,616,146 new ordinary shares, consisting of an initial public offering of 3,966,146 American Depositary Shares ("ADSs") representing ordinary shares of the Company in the United States (the "U.S. Offering") and a concurrent private placement of 3,650,000 ordinary shares in Europe (the "European Private Placement" and together with the U.S. Offering, the "global offering").

Important information

The ordinary shares of the Company are currently listed on Nasdaq Copenhagen under the symbol ”ORPHA”. The Company’s ordinary shares will remain listed for trading on Nasdaq Copenhagen in Denmark and the filing of the final prospectus will not affect the status of such listing on Nasdaq Copenhagen in Denmark.

This company announcement shall not constitute an offer to sell or the solicitation of an offer to buy these Securities, nor shall there be any sale of any Securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

BofA Securities, Cowen, and Guggenheim Securities are acting as the global coordinators and joint book-running managers of the global offering. Danske Markets is acting as the lead manager of the global offering. In addition, BofA Securities, Cowen, Guggenheim Securities (in each case, or their affiliates), and Danske Bank are acting as joint book-running managers in the European Private Placement.

The U.S. Offering of ADSs is being made only by means of a prospectus. A copy of the final prospectus may be obtained at no cost by visiting the SEC website at www.sec.gov. Copies of the final prospectus may also be obtained from BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; Cowen, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, by email at  PostSaleManualRequests@broadridge.com or by telephone at (833) 297-2926; or Guggenheim Securities, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, CFO	+45 28 98 90 55

About Orphazyme A/S

Orphazyme is a late-stage biopharmaceutical company pioneering the Heat-Shock Protein response for the treatment of neurodegenerative orphan diseases. Orphazyme is harnessing amplification of Heat-Shock Proteins (or HSPs) in order to develop and commercialize novel therapeutics for diseases caused by protein misfolding, protein aggregation, and lysosomal dysfunction, including lysosomal storage diseases and neuromuscular degenerative diseases. Arimoclomol, Orphazyme’s lead candidate, is in clinical development for four orphan diseases: Niemann-Pick disease Type C (NPC), Amyotrophic Lateral Sclerosis (ALS), sporadic Inclusion Body Myositis (sIBM) and Gaucher disease. Orphazyme is headquartered in Denmark and has operations in the U.S. and Switzerland. Orphazyme’s ordinary shares are listed on Nasdaq Copenhagen (ORPHA.CO).

Forward-looking statements

This company announcement may contain certain forward-looking statements, including with respect to the terms, timing and completion of the proposed offering. Although Orphazyme believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond Orphazyme’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Forward-looking statements are subject to inherent risks and uncertainties beyond Orphazyme’s control that could cause Orphazyme’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. Except as required by law, Orphazyme assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

----ooOoo----